Management's Discussion and Analysis

For the three and nine months ended September 30, 2025

(expressed in thousands of Canadian dollars, except as noted)

NexGen Energy Ltd. Management's Discussion and Analysis for the three and nine months ended September 30, 2025 (expressed in thousands of Canadian dollars, except as noted)

This Management's Discussion and Analysis ("MD&A") was prepared as of November 5, 2025 and provides an analysis of the financial and operating results of NexGen Energy Ltd. ("NexGen" or the "Company") for the three and nine months ended September 30, 2025. Additional information regarding NexGen, including its Annual Information Form for the year ended December 31, 2024, as well as other information filed with the Canadian, US, and Australian securities regulatory authorities, is available under the Company's profile on SEDAR+ at www.sedarplus.ca, on the Electronic Data Gathering, Analysis, and Retrieval ("EDGAR") at www.sec.gov, and on the website of the Australian Securities Exchange ("ASX") at www.asx.com.au. All monetary amounts are in thousands of Canadian dollars unless otherwise specified.

The following discussion and analysis of the financial condition and results of operations of NexGen should be read in conjunction with the Company's unaudited consolidated financial statements for the three and nine months ended September 30, 2025 and September 30, 2024 (the "Interim Statements"), as well as the audited consolidated financial statements for the year ended December 31, 2024 and December 31, 2023 (the "Annual Financial Statements") and the related notes, which have been prepared in accordance with International Financial Reporting Standards ("IFRS").

Management is responsible for the Interim Statements and this MD&A. The Audit Committee of the Company's Board of Directors (the "Board") reviews and recommends for approval to the Board, who then review and approve, the Interim Statements and this MD&A. This MD&A contains forward-looking information. Please see the section, "Cautionary Note Regarding Forward-Looking Information and Statements" for a discussion of the risks, uncertainties, and assumptions used to develop the Company's forward-looking information.

NexGen Energy Ltd. Management's Discussion and Analysis for the three and nine months ended September 30, 2025 (expressed in thousands of Canadian dollars, except as noted)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

This MD&A contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information and statements include, but are not limited to, statements with respect to planned exploration and development activities and budgets, the interpretation of drill results and other geological information, mineral reserve and resource estimates (to the extent they involve estimates of the mineralization that will be encountered if a project is developed), the Canadian Nuclear Safety Commission ("CNSC") rendering an approval decision on the Rook I Project following satisfactory completion of the announced hearings, requirements for additional capital, capital costs, operating costs, cash flow estimates, production estimates, the future price of uranium and similar statements relating to the economic viability of a project, including the Rook I Project, or other statements that are not statements of facts.

Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking information and statements are based on NexGen's current expectations, beliefs, assumptions, estimates and forecasts about its business and the industry and markets in which it operates, which could prove to be significantly incorrect. Forward-looking information and statements are made based upon numerous assumptions, including, among others; that the results of planned exploration and development activities will be as anticipated and on time; the price of uranium; the cost of planned exploration and development activities; that, as plans continue to be refined for the development of the Rook I Project, there will be no changes in project parameters that would materially adversely affect the Project; that financing will be available if and when needed and on reasonable terms; that third-party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration and development activities will be available on reasonable terms and in a timely manner; that there will be no revocation of adverse amendments to or delays in granting government approvals; that general business, economic, competitive, social and political conditions will not change in a material adverse manner; the assumptions underlying the Company's mineral reserve and resource estimates; assumptions made in the interpretation of drill results and other geological information; the ability to achieve production on the Rook I Project; and other sensitivities, estimates, assumptions and forecasts including the Updated Cost Estimate. Although the assumptions made by the Company in providing forward- looking information or making forward-looking statements were considered reasonable by management at the time they were made, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third-party financing, uncertainty of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, the imprecision of mineral reserve and resource estimates, the price and appeal of alternate sources of energy, sustained low uranium prices, aboriginal title and consultation issues, exploration and development risks, risks related to business readiness and transitioning to an operating mine, climate change, uninsurable risks, reliance upon key management and other personnel, risks related to title to its properties, information security and cyber threats, failure to manage conflicts of interest, failure to obtain or maintain required permits and licences, changes in laws, regulations and policy, competition for resources, political and regulatory risks, general inflationary pressures, industry and economic factors that may affect the business, the potential impact of tariffs and trade restrictions, and other factors discussed or referred to in the Company's most recent Annual Information Form under "Risk Factors" and also in this MD&A under "Other Risks Factors".

NexGen Energy Ltd. Management's Discussion and Analysis for the three and nine months ended September 30, 2025 (expressed in thousands of Canadian dollars, except as noted)

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or statement or implied by forward-looking information or statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The forward-looking statements and information contained in this MD&A are made as of the date of this MD&A and, accordingly, are subject to change after such date. The Company undertakes no obligation to update or reissue forward-looking information or statements as a result of new information or events except as required by applicable securities laws.

NexGen Energy Ltd. Management's Discussion and Analysis for the three and nine months ended September 30, 2025 (expressed in thousands of Canadian dollars, except as noted)

BUSINESS  OVERVIEW

NexGen is a British Columbia corporation with a focus on developing into production the 100% owned Rook I Project (the "Rook I Project" or the "Project") located in the southwestern Athabasca Basin of Saskatchewan, Canada. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in the development of projects from discovery to production. NexGen also owns a portfolio of highly prospective exploration uranium properties in the southwestern Athabasca Basin of Saskatchewan, Canada.

The Company's Arrow Deposit is the focus of the Rook I Project and was discovered in February 2014. The Arrow Deposit has Measured and Indicated Mineral Resources totaling 3.75 million tonnes ("Mt") grading 3.10% U3O8 containing 257 million ("M") lbs U3O8. The Probable Mineral Reserves were estimated at 240 M lbs U3O8 contained in 4.6Mt grading 2.37% U3O8. See "Rook I FS Technical Report" below.

The Company has also intersected numerous other mineralized zones on trend from Arrow along the Patterson Corridor on the Rook I property which are subject to further exploration before economic potential can be assessed. The Rook I property consists of thirty-two (32) contiguous mineral claims totaling 35,065 hectares.

The Company's common shares (the "Shares") trade on the Toronto Stock Exchange (the "TSX") and the New York Stock Exchange (the "NYSE") under the symbol "NXE", and on the ASX in the form of CHESS Depository Instruments ("CDIs") under the symbol "NXG".

In 2016, the Company spun out its non-core properties in the Eastern Athabasca Basin into IsoEnergy Ltd. ("IsoEnergy"), a newly-formed vehicle focused on exploring, acquiring, financing, and advancing a portfolio of uranium assets including strategic assets in the U.S. On December 5, 2023, NexGen deconsolidated IsoEnergy. The Company's investment in IsoEnergy has been accounted for using the equity method of accounting from this date. The Company owns approximately 30.1% of IsoEnergy's outstanding common shares as of September 30, 2025 (December 31, 2024 - 32.8%)

Q3 2025 and Year-to-Date 2025 Highlights

Corporate

At the Company's Annual and Special General Meeting, Sharon Birkett was appointed to the Company's Board of Directors along with all Directors nominated. Ms. Birkett assumed the role of Chair of the Audit Committee following the retirement of long-serving Board member and Chair of the Audit Committee, Trevor Thiele.

In June 2025, the Company announced the publication of its 2024 Sustainability Report highlighting the specific programs, initiatives, and organizational frameworks that NexGen has created or expanded upon to demonstrate the continued integration of sustainability practices throughout the Company, aligned with the Global Reporting Initiative (GRI) Standards and broader industry expectations.

During the third quarter, the Company announced that it secured a new uranium offtake contract with a major US based utility for the delivery of 1 million pounds of uranium per year over a five-year period, doubling the Company's awards of contracted volumes and maintaining its exposure to future uranium prices.

NexGen Energy Ltd. Management's Discussion and Analysis for the three and nine months ended September 30, 2025 (expressed in thousands of Canadian dollars, except as noted)

Subsequent to September 30, 2025, on October 15, 2025, the Company closed a global equity offering (the "Global Offering"), comprised of: an agreement with a syndicate of underwriters (the "North American Underwriters") led by Merrill Lynch Canada Inc. ("Bank of America") under which the North American Underwriters agreed to buy on a bought deal basis 33,112,583 Shares at a price of C$12.08 per Share (the "Offering Price") for gross proceeds of approximately C$400 million; and an amended and restated placement agreement with Aitken Mount Capital Partners Pty Ltd (the "Australian Underwriter") under which the Australian Underwriter agreed to fully underwrite an upsized offering of 45,801,527 Shares to be settled as CDIs, at the Offering Price, translated at an exchange rate of C$1.00 = A$1.0850 (A$13.10), for gross proceeds of approximately AUD $600 million.

Operational

Permitting and Site Activities

On January 28, 2025 the CNSC announced their acceptance of the Final Federal Environmental Impact Statement ("EIS") for the Project. On March 11, 2025 the CNSC announced Commission Hearing dates for the Project, with the public hearing to be conducted over two parts on November 19, 2025 and February 9 to 13, 2026. NexGen commenced the regulatory Environmental Assessment ("EA") process for the Rook I Project over six years ago in April 2019 and received Provincial EA approval in November 2023. Further it received acceptance of its license application in September 2023 from the CNSC.

On June 12, 2025, the Company announced that the Saskatchewan Ministry of Environment ("ENV") granted approval for NexGen's 2025 Site Program (the "Program") at the Rook I property. The Program - approved under the ENV's authority for exploration-related activities - includes the establishment of a temporary exploration airstrip, expansion of the exploration accommodation camp facilities by 373 beds (to approximately 600 beds), and site access road improvements.

Exploration

In 2025, NexGen announced the commencement of a 43,000 meter ("m") exploration drill program to continue to test the extents and growth of mineralization discovered in early 2024 at the Patterson Corridor East ("PCE") discovery. Drilling in 2025 has and will continue to focus on testing the broad extents of the mineralized footprint, further investigating high-grade zones within the open mineralized footprint, and determining potential for additional mineralization within the same target area.

During the third quarter of 2025, the Company announced that it has exercised its Right of First Refusal to acquire the 10% production carried interest held by Rio Tinto Exploration Canada Inc. over 39 of NexGen's mineral claims in the Southwest Athabasca Basin, including those hosting the PCE discovery. The Company's entire portfolio including the Arrow deposit is now 100% owned.

ROOK I PROJECT OVERVIEW

Permitting, Regulatory, and Engagement

NexGen has implemented an integrated approach to the Federal EA and licensing processes for the Project whereby information to support the licence application has been submitted to the CNSC in a staged manner since 2019 to ensure alignment between the EA and licencing documentation. To that end, on September 1, 2023, the CNSC provided formal notification confirming the sufficiency of NexGen's initial licence application to prepare site and construct the Project.

NexGen Energy Ltd. Management's Discussion and Analysis for the three and nine months ended September 30, 2025 (expressed in thousands of Canadian dollars, except as noted)

On November 19, 2024, the CNSC confirmed completion of the Federal technical review of NexGen's May 21, 2024 submission, that the Company's responses to all information requests received through the Federal technical review process had been accepted, and that the information provided by the Company fully addressed the regulatory requirements for the Federal EA. With completion of the CNSC technical review, the next and final steps in the Federal approval process include holding a Commission hearing for the Rook I Project, subject to satisfactory completion of which the CNSC will render an approval decision on the Rook I Project.

On November 29, 2024, NexGen submitted a Federal Final EIS package to the CNSC, including responses to comments received as part of the Federal public review period conducted on the Draft EIS, and on January 28, 2025 the CNSC announced their acceptance of the Federal Final EIS.

On March 11, 2025, the CNSC announced Commission Hearing dates for the Project, with the public hearing to be conducted over two parts on November 19, 2025 and February 9 to 13, 2026. Following this announcement by CNSC, the CRDN and MN-S NR2 (as defined below) - two of the impacted Indigenous Nations in the Local Project Area - publicized their objection to the Commission Hearing dates being delayed until Q1 2026. The Company is continuing its longstanding engagement with the communities within proximity of the Rook I Project, as per the benefit agreements entered into with the four Rights-bearing (i.e., primary) Indigenous Groups (the "Benefit Agreements").

The Study Agreements entered into in the fourth quarter of 2019 formalized the engagement approaches that would support each primary Indigenous Group's participation in the EA process, particularly to:

• develop a Joint Working Group ("JWG") structure for each Indigenous Group to support the inclusion of Indigenous Knowledge into the EA process and to facilitate regular, ongoing engagement;

• assist in the identification of valued components for the EA;

• explore special interest topics for each Indigenous Group;

• support Indigenous Knowledge and Traditional Land Use ("IKTLU") Studies in various forms particular to each Indigenous Group; and

• establish a Community Coordinator position in each Indigenous Group to act as the primary contact between NexGen and the Indigenous Group.

In addition, each Study Agreement committed NexGen to providing capacity funding for the JWG engagement, retention of technical support by the Indigenous Group, and completion of the self-directed IKTLU Studies. Each of the Clearwater River Dene Nation ("CRDN"), Métis Nation - Saskatchewan Northern Region 2 ("MN-S NR2") and Métis Nation - Saskatchewan ("MN-S"), Birch Narrows Dene Nation ("BNDN"), and Buffalo River Dene Nation ("BRDN") completed IKTLU Studies in support of the EA for the Project.

Further, the Study Agreements confirmed that the parties would negotiate impact benefit agreements or mutual benefit agreements (each, a "Benefit Agreement") in good faith. The Company signed Benefit Agreements with each of the BNDN and the BRDN in 2021, the CRDN in 2022, and the MN-S NR2 and MN-S in 2023 which represent all of the impacted primary Indigenous Nations.

The Benefit Agreements cover all phases of the Rook I Project, and have been developed to define the environmental, cultural, economic, training, employment, business opportunities, and other benefits to be provided to the Indigenous Groups by NexGen. Further, each of the four Benefit Agreements provide and confirm their support for the Project throughout its lifecycle from approval to closure, as described in the Benefit Agreements. These four Indigenous Groups (i.e., the CRDN, MN-S NR2 and MN-S, BNDN, and BRDN) collectively represent the First Nation and Métis communities for which the ENV assigned procedural aspects of the Duty to Consult for the Project to NexGen, and which have been identified by NexGen as the primary Indigenous Nations for consultation in consideration of the Federal requirements of the CNSC.

NexGen Energy Ltd. Management's Discussion and Analysis for the three and nine months ended September 30, 2025 (expressed in thousands of Canadian dollars, except as noted)

NexGen has developed Environmental Committees with each of the Indigenous Groups with signed Benefit Agreements. JWG activities with the CRDN, MN-S NR2 and MN-S, BNDN, and BRDN are now being implemented through the respective Environmental Committees.

Rook I FS Technical Report

In the first quarter of 2021, NexGen filed an independent feasibility study (the "Rook I FS Technical Report") in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") entitled "Arrow Deposit, Rook I Project, Saskatchewan, NI 43-101 Technical Report on Feasibility Study dated March 10, 2021", which supports the EA processes and licence application activities. The Rook I FS Technical Report also validated the previous stage engineering and produced an operating and initial capital cost estimate meeting the requirements for a Class 3 estimate as defined by the Association for the Advancement of Cost Engineering ("AACE") International. The Rook I FS Technical Report is based on an initial 10.7-year mine life.

Interim Trend Update for Cost Sensitivities

On August 1, 2024, the Company announced an internally prepared interim trend report for cost sensitivities for the Rook I Project (the "Interim Trend Update"). The Interim Trend Update disclosed an expected increase in pre-production capital costs from approximately C$1.3 billion in the Rook I FS Technical Report to approximately C$2.2 billion. This increase reflects approximately C$310 million in inflationary adjustments since 2020 and approximately C$590 million in incremental capital costs identified through advanced engineering and procurement activities. In addition, the Interim Trend Update included an expected increase in life-of-mine cash operating costs from C$7.58/lb U3O8 (US$5.69/lb) to approximately C$13.86/lb (US$9.98/lb) U3O8. Sustaining capital costs are expected to increase from C$362.4 million (inclusive of closure costs of approximately C$69.5 million) to approximately C$785 million, inclusive of closure costs of approximately C$70 million.

The Company is continuing with Front-End Engineering Design ("FEED") and internal cost refinement, with engineering expected to continue up to and beyond the commencement of construction.

NexGen Energy Ltd. Management's Discussion and Analysis for the three and nine months ended September 30, 2025 (expressed in thousands of Canadian dollars, except as noted)

Sensitivity of NPV and IRR to Uranium Price

The table below illustrates, for sensitivity purposes only, the impact of uranium price on key economic metrics for the Rook I Project, as presented in the Rook I FS Technical Report (Q4-2020 dollars) and, for comparison, the illustrative impact on such metrics from the cost assumptions in the Interim Trend Update (Q4-2023 dollars):

	Feasibility Study (Q4 2020 Dollars)				Interim Trend Update (Q4 2023 Dollars)
Uranium Price (US$/ lb)	Average Annual Free Cash Flow (Y1-5) (C$ billion)	Payback Period (Years)	IRR (%)	NPV (C$ billion)	Average Annual Free Cash Flow (Y1-5) (C$ billion)	Payback Period (Years)	IRR (%)	NPV (C$ billion)
$100	2.11	0.6	81.6	8.13	2.04	1	46.9	6.79
$90	1.90	0.6	76.8	7.20	1.82	1.1	43.4	5.84
$80	1.68	0.7	71.5	6.27	1.61	1.2	39.6	4.89
$70	1.47	0.7	65.8	5.33	1.39	1.3	35.4	3.96
$60	1.25	0.8	59.5	4.40	1.18	1.6	30.7	3.04
$50 (FS Base Case)	1.04	0.9	52.4	3.47	0.97	2	25.2	2.10
$40	0.82	1.1	44	2.53	0.76	2.6	18.9	1.19
$30	0.61	1.3	33.8	1.59	0.55	3.8	10.5	0.23

(1) The Base Case from the Rook I FS Technical Report uses a discount rate of 8%. Free Cash Flow represents the after-tax net cash flow from the Project, determined in accordance with the Rook I FS Technical Report. It assumes that 100% of the uranium produced from the Rook I Project can be sold at a long-term price of US$50/lb U3O8 at an exchange rate of C$/US$ of 1.00:0.75.

(2) The Interim Trend Update reflects revised capital and operating cost assumptions for the Rook I Project as of August 1, 2024, including updated estimates for sustaining capital, royalties, and taxes.

(3) As noted in the Rook I FS Technical Report, NPV and IRR are most sensitive to uranium price, head grade, process recovery, and exchange rates. To demonstrate these sensitivities, the Rook I FS Technical Report includes an extended sensitivity analysis (Figures 22-2 and 22-3) illustrating the impact of uranium price fluctuations on project economics. The Interim Trend Update indicates that positive after-tax NPV (8%) is maintained across the range of uranium price scenarios, including at US$30/lb U₃O₈. Readers are cautioned that these sensitivity analyses are provided for illustrative purposes only, may not be appropriate for other uses, and do not represent forecasts of uranium prices or prices at which uranium produced from the Rook I Project can be sold.

OPERATIONS OUTLOOK

The Company continues to develop the Rook I Project by progressing the engineering, procurement, training, and other project development activities.

Specifically, throughout 2025, the Company will continue to:

• advance additional offtake agreements;

• advance the detailed engineering, design, and procurement activities related to the Project;

• progress towards obtaining a Uranium Mine and Mill Licence from the CNSC through the Federal Commission Hearing process; and

• continue to engage with Provincial and Federal regulators and communities.

NexGen Energy Ltd. Management's Discussion and Analysis for the three and nine months ended September 30, 2025 (expressed in thousands of Canadian dollars, except as noted)

HEALTH, SAFETY, AND ENVIRONMENT

NexGen places the health and safety of its people as the highest priority in the form of a zero-harm culture and is committed to sustainable development in a safe and responsible manner. NexGen recognizes that the long- term sustainability of its business is dependent upon elite stewardship in the protection of its people, the environment, and the careful management of the exploration, development, and extraction of mineral resources.

Management is focused on optimizing its strong culture of safety, which includes equipping people with the tools, training, and mindset to result in constant safety awareness. NexGen operates a zero-harm workplace, while also recognizing the need for emergency preparedness. The Company has a site-specific emergency response plan and conducts periodic exercises followed by critical analysis that evaluates the response and recommends improvements. This plan is reviewed at least annually. NexGen takes a proactive and long-term approach to risk management that supports investment in the practices needed to be successful and meet commitments.

FINANCIAL RESULTS

Financial results for the three and nine months ended September 30, 2025 and 2024 (Unaudited)

	Three months ended		Nine months ended
		September 30,		September 30,
	2025	2024	2025	2024
Expenses
Salaries, benefits and directors' fees	$2,305	$2,363	$8,000	$7,732
Office, administrative, and travel	5,395	4,540	16,425	14,305
Professional fees and insurance	2,662	2,993	8,583	9,805
Depreciation	558	580	1,636	1,660
Share-based payments	11,066	8,236	18,545	20,320
	(21,986)	(18,712)	(53,189)	(53,822)
Finance income	2,912	6,277	10,502	15,705
Mark-to-market gain (loss) on convertible debentures	(95,237)	32,867	(79,980)	46,299
Interest expense on convertible debentures	(11,158)	(11,295)	(34,443)	(20,726)
Interest on lease liabilities and accretion expense	(105)	(25)	(184)	(89)
Share of net income (loss) from associate	36	1,359	1,125	(2,158)
Loss on dilution of ownership interest in associate	(3,508)	(256)	(11,469)	(101)
Impairment loss on investment in associate	-	-	(81,009)	-
Mark-to-market gain (loss) on derivative instruments	1,488	-	(1,536)	-
Foreign exchange gain (loss)	644	(474)	(1,399)	323
Other expense	-	-	-	(159)
Income (loss) before taxes	(126,914)	9,741	(251,582)	(14,728)
Deferred income tax recovery (expense)	(2,306)	511	(15,265)	3,556
Net income (loss)	(129,220)	10,252	(266,847)	(11,172)
Basic earnings (loss) per share	$(0.23)	$0.02	$(0.47)	$(0.02)
Diluted loss per share	$(0.23)	$(0.02)	$(0.47)	$(0.02)

NexGen Energy Ltd. Management's Discussion and Analysis for the three and nine months ended September 30, 2025 (expressed in thousands of Canadian dollars, except as noted)

Three months ended September 30, 2025 versus three months ended September 30, 2024

During the three months ended September 30, 2025 (the "Current Quarter"), NexGen recorded a net loss of $129.2 million or $0.23 basic loss per share compared to the three months ended September 30, 2024 (the "Comparative Quarter") with net income of $10.3 million or $0.02 basic earnings per share representing a decrease in net income (loss) of $139.5 million over the Comparative Quarter. The result was primarily due to the following:

• Non-cash mark-to-market gain (loss) on convertible debentures decreased by $128.1 million from a mark-to-market gain of $32.9 million in the Comparative Quarter to a mark-to-market loss of $95.2 million in the Current Quarter due to an increase in share price and a weakening of the CAD against the USD foreign exchange rate in the Current Quarter, compared to a decrease in the Company's share price during the Comparative Quarter.

• Finance income decreased by $3.4 million due to a lower average cash balance of $338.8 million during the Current Quarter compared to an average cash balance of $555.1 million during the Comparative Quarter and lower earned interest as the benchmark rates decreased relative to the Comparative Quarter.

• Non-cash share based payments increased by $2.9 million from $8.2 million during the Comparative Quarter to $11.1 million during the Current Quarter. The increase is primarily due to a higher number of options granted in the Current Quarter than in the Comparative Quarter. The Company uses the Black- Scholes option pricing model to estimate the fair value of options in order to calculate share-based payments expense.

• Non-cash deferred income tax recovery (expense) decreased by $2.8 million from a recovery of $0.5 million in the Comparative Quarter to an expense of $2.3 million in the Current Quarter due to the tax impact associated with changes in the fair value of the Debentures attributable to changes in credit risk.

• Non-cash mark-to-market gain on derivative instruments of $1.5 million is due to the strengthening of the USD against the CAD foreign exchange rate forward curve.

• Foreign exchange gain (loss) relates primarily to US dollar denominated cash balances, and increased by $1.1 million from a loss of $0.5 million in the Comparative Quarter to a gain of $0.6 million in the Current Quarter. This is consistent with the movement in the CAD/USD foreign exchange rate.

• Office, administrative, and travel increased by $0.9 million from $4.5 million in the Comparative Quarter to $5.4 million in the Current Quarter due to an overall increase in costs as the Company prepares for construction subject to final Federal approval, and expansion of operations into the construction execution phase.

• Professional fees and insurance decreased by $0.3 million from $3.0 million in the Comparative Quarter to $2.7 million in the Current Quarter primarily reflecting normal course fluctuations in corporate development activities over the Comparative Quarter.

• Interest expense on convertible debentures decreased by $0.1 million from $11.3 million in the Comparative Quarter to $11.2 million in the Current Quarter due to a slight strengthening of the CAD against the USD foreign exchange rate at the balance sheet date relative to the Comparative Quarter.

NexGen Energy Ltd. Management's Discussion and Analysis for the three and nine months ended September 30, 2025 (expressed in thousands of Canadian dollars, except as noted)

Nine months ended September 30, 2025 versus nine months ended September 30, 2024

During the nine months ended September 30, 2025 (the "Current Period"), NexGen recorded a net loss of $266.8 million or $0.47 basic loss per share compared to the nine months ended September 30, 2024 (the "Comparative Period") with a net loss of $11.2 million or $0.02 basic loss per share representing an increase in net loss of $255.6 million over the Comparative Period. The result was primarily due to the following:

• Non-cash mark-to-market gain (loss) on convertible debentures decreased by $126.3 million from a mark- to-market gain of $46.3 million in the Comparative Period to a mark-to-market loss of $80.0 million in the Current Period. The loss in the Current Period is due to an increase in share price during the Current Period and partially offset by a strengthening of the CAD against the USD foreign exchange rate, compared to the gain in the Comparative Period, which was primarily due to a decrease in the Company's share price.

• Non-cash impairment loss on investment in associate of $81.0 million relates to the reduction in fair value of the investment in associate. During the first quarter of the Current Period, the Company determined the carrying value of its investment in IsoEnergy had become impaired due to the significant and prolonged decline in the fair value of the IsoEnergy shares as a result of macroeconomic circumstances.

• Non-cash deferred income tax recovery (expense) decreased by $18.9 million from a recovery of $3.6 million in the Comparative Period to an expense of $15.3 million in the Current Period due to the tax impact of changes in the fair value of the Debentures attributable to changes in credit risk.

• Interest expense on the Debentures increased by $13.7 million from $20.7 million in the Comparative Period to $34.4 million in the Current Period. The increase is primarily due to an increase in the principal amount of outstanding convertible debentures which occurred during the Comparative Period. The 2024 Debentures were issued on May 28, 2024, increasing the principal amount of outstanding convertible debentures from US$110 million to US$360 million, compared to US$360 million principal amount of outstanding convertible debentures for the duration of the Current Period.

• The non-cash loss on dilution of ownership interest in associate during the Current Period of an $11.5 million loss is due to the reduction of NexGen's holding in IsoEnergy during the Current Period, from 32.8% as at December 31, 2024 to 30.1% as at September 30, 2025.

• Finance income decreased by $5.2 million due to a lower average cash balance of $391.3 million during the Current Period compared to an average cash balance of $414.3 million in the Comparative Period as well as lower rates as the benchmark rates have decreased.

• Office, administrative, and travel costs increased by $2.1 million from $14.3 million in the Comparative Period to $16.4 million in the Current Period due to an overall increase in costs consistent with the increase in number of employees as the Company prepares for construction subject to final Federal approval and expansion of operations into the construction execution phase.

• Non-cash share-based payments decreased by $1.8 million from $20.3 million during the Comparative Period to $18.5 million in the Current Period. The decrease is primarily due to a higher number of options granted in the Current Period than in the Comparative Period, resulting in higher vesting in the Current Period than the Comparative Period. The Company uses the Black-Scholes option pricing model to estimate the fair value of options in order to calculate share-based payments expense.

• Foreign exchange gain (loss) relates primarily to US dollar denominated cash balances, and decreased by $1.7 million from a gain of $0.3 million in the Comparative Period to a loss of $1.4 million in the Current Period. This is consistent with the movement in the CAD/USD foreign exchange rate.

• Non-cash mark-to-market loss on derivative instruments of $1.5 million is due to the strengthening of the USD against the CAD foreign exchange forward curve.

NexGen Energy Ltd. Management's Discussion and Analysis for the three and nine months ended September 30, 2025 (expressed in thousands of Canadian dollars, except as noted)

• Professional fees and insurance decreased by $1.2 million from $9.8 million in the Comparative Period to $8.6 million in the Current Period primarily reflecting normal course fluctuations in corporate development activities over the Comparative Period.

• The non-cash share of net income (loss) from associate of $1.1 million income is due to the recognition of the Company's share of IsoEnergy's net income for the Current Period. This compares to a loss of $2.2 million in the Comparative Period, and correlates directly with IsoEnergy's net income or loss in the period.

• Salaries, benefits, and directors' fees increased by $0.3 million from $7.7 million in the Comparative Period to $8.0 million in the Current Period due to an increase in the number of employees in line with the advanced stage of project development and increased operations.

Financial Position Summary

Statement of financial position summary as at September 30, 2025 and December 31, 2024

	September 30, 2025	December 31, 2024
Assets
Current assets
Cash	$305,985	$476,587
Amounts receivable	2,252	1,727
Prepaid expenses and other assets	9,122	14,358
Lease receivable	512	512
	317,871	493,184
Non-current assets
Exploration and evaluation assets	731,611	584,889
Property and equipment	6,695	5,354
Investment in associate	158,131	229,594
Strategic inventory	341,150	341,150
Other non-current assets	10,719	3,072
Total assets	$1,566,177	$1,657,243
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$31,217	$18,683
Lease liabilities	437	926
Convertible debentures	592,301	455,783
	637,861	478,111
Non-current liabilities
Derivative liability	1,536	-
Other non-current liabilities	7,979	91
Total liabilities	$647,376	$478,202
Total equity	918,801	1,179,041
Total liabilities and equity	$1,566,177	$1,657,243

NexGen Energy Ltd. Management's Discussion and Analysis for the three and nine months ended September 30, 2025 (expressed in thousands of Canadian dollars, except as noted)

Liquidity and Capital Resources

Debentures

On September 22, 2023, NexGen announced the closing of a private placement (the "2023 Private Placement") of US$110 million in aggregate principal amount of 9.0% (6% cash, 3% Shares) unsecured convertible debentures (the "2023 Debentures") with Queen's Road Capital Investment Ltd. ("QRC") and Washington H Soul Pattinson and Company Limited ("WHSP").

On May 28, 2024, NexGen issued US$250 million in aggregate principal amount of 9.0% (6% cash, 3% Shares) convertible debentures (the "2024 Debentures" and together with the 2023 Debentures, the "Debentures"), as consideration for the purchase of approximately 2.7M lbs of natural uranium concentrate (U3O8) in accordance with a binding term sheet with MMCap International Inc. SPC ("MMCap").

ATM Program

On December 11, 2023, NexGen updated its at-the-market equity program ("ATM Program") in accordance with the terms and conditions of an equity distribution agreement dated December 11, 2023 (the "December Sales Agreement") between NexGen and Virtu Canada Corp. (formerly ITG Canada Corp.), as Canadian agent, and Virtu Americas, LLC, as U.S. agent (together, the "Agents"), which allowed it to issue up to $500 million of Shares to the public, from time to time, at its discretion, on the TSX and/or the NYSE, and/or any other marketplace for the Shares in Canada or the United States or as otherwise agreed between the Agents and NexGen.

In 2024, 13,000,800 Shares were issued under the December Sales Agreement at a weighted average price of $10.38 per Share. No Shares have been issued since the beginning of 2025 through to the termination of the December Sales Agreement on September 30, 2025, such termination creating $141.0 million in room under its final short form base shelf prospectus filed in all provinces and territories of Canada dated December 8, 2023.

2024 Australian Equity Financing

On May 14, 2024, the Company closed an equity offering of 20,161,290 Shares at a price of $11.11 per Share for aggregate gross proceeds of approximately $224 million, pursuant to a placement agreement dated April 30, 2024, with settlement occurring through newly listed CDIs on the ASX.

2025 Global Offering

On October 15, 2025, the Company closed the Global Offering totaling AUD $1 billion, comprised of an equity financing pursuant to an underwriting agreement with the North American Underwriters led by Merrill Lynch Canada Inc., under which the North American Underwriters agreed to buy on a bought deal basis 33,112,583 Shares at the Offering Price for gross proceeds of approximately C$400 million, and pursuant to an amended and restated underwriting agreement with the Australian Underwriter under which the Australian Underwriter agreed to fully underwrite an offering of 45,801,527 Shares to be settled as CDIs at the Offering Price translated at an exchange rate of C$1.00 = A$1.0850, for gross proceeds of approximately AUD$600 million.

Working Capital and Non-IFRS Measures

NexGen had a working capital deficit of $320.0 million, including the Debentures, as at September 30, 2025 (December 31, 2024 - surplus of $15.1 million) and $306.0 million of cash on hand as at September 30, 2025 (December 31, 2024 - $476.6 million). The Company currently has sufficient cash to fund it well through the start of construction following a positive Federal Commission decision inclusive of current operating and administration costs for greater than 15 months. In addition, the Company held 2.7 M lbs of U3O8 at a cost of $341.2 million as at September 30, 2025 (December 31, 2024 - $341.2 million).

NexGen Energy Ltd. Management's Discussion and Analysis for the three and nine months ended September 30, 2025 (expressed in thousands of Canadian dollars, except as noted)

Excluding the Debentures from working capital, and including the strategic inventory of 2.7 M lbs of U3O8, the Company had an adjusted working capital surplus of $613.5 million. Adjusted working capital is a non-IFRS financial measure used by management to monitor the Company's liquidity and ability to fund its operations. Management believes that providing such information to securities analysts, investors, and other interested parties who frequently use non-IFRS measures such as working capital and adjusted working capital in the evaluation of issuers will allow them to better compare NexGen's liquidity and capital resources against others in its industry on a period-by-period basis.

	September 30, 2025	December 31, 2024
Current assets	$317,871	$493,184
Current liabilities	637,861	478,111
Working capital	$(319,989)	$15,073
Strategic inventory	341,150	341,150
Debentures	592,301	455,783
Adjusted working capital	$613,462	$812,006

The decrease in working capital of $335.1 million from December 31, 2024 to September 30, 2025 was primarily attributable to expenditures incurred to advance the Rook I Project and an increase in the fair value of the Debentures.

Change in Cash Position

The net change in cash position at September 30, 2025 from December 31, 2024 was a decrease of $170.6 million, primarily attributable to $119.7 million of expenditures associated with the development of the Rook I Project including detailed engineering and procurement, and the advancement of the 2025 drill program, additional investments in IsoEnergy of $18.3 million, cash used in operating activities of $22.5 million, restricted cash of $8.0 million, and the $14.8 million Debenture interest payment on June 10, 2025, offset by $15.6 million of proceeds from the exercise of stock options.

Capital Management

The Company manages its capital structure, and adjusts it, based on the funds available to the Company, to support the acquisition, exploration and evaluation of assets. To effectively manage the entity's capital requirements, the Company has in place a planning, budgeting and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. In the management of capital, the Company considers all components of equity and debt, net of cash, and is dependent on third-party financing, whether through debt, equity, or other means. Although the Company has been successful in raising funds to date, there is no assurance that the Company will be successful in obtaining the required financing in the future or that such financing will be available on terms acceptable to the Company.

The properties in which the Company currently has an interest are in the exploration and development stage. As such, the Company has historically relied on the equity markets and convertible debentures to fund its activities and will continue to require significant additional financing to fund its operations, including continuing with currently contemplated exploration and development activities. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it determines that there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

The Company is not subject to externally imposed capital requirements. There were no changes in the Company's approach to capital management during the period ended September 30, 2025.

NexGen Energy Ltd. Management's Discussion and Analysis for the three and nine months ended September 30, 2025 (expressed in thousands of Canadian dollars, except as noted)

Contractual Obligations and Commitments

The Company's significant undiscounted commitments at September 30, 2025 are as follows (the Debentures are classified as a current liability due to the adoption of amendments to IAS 1, however there is no obligation to cash settle these in the next twelve months).

Significant Undiscounted Obligations and Commitments as at September 30, 2025

	Less than	1 to 3	4 to 5	Over 5
	1 year	years	years	years	Total
Accounts payable and accrued liabilities	$31,217	$-	$-	$-	$31,217
Interest payable	13,906	-	-	-	$13,906
Convertible debentures	592,301	-	-	-	592,301
Lease liabilities	749	2,012	1,327	1,548	5,636
	$638,173	$2,012	$1,327	$1,548	$643,060

Summary of Quarterly Results

Summary of Quarterly Results (Unaudited)

	For the three months ended
	Sep 30	Jun 30	Mar 31	Dec 31
$000s except per share amounts	2025	2025	2025	2024
Finance income	2,912	3,505	4,085	6,021
Net income (loss)	(129,220)	(86,693)	(50,935)	(66,387)
Net income (loss) for the period attributable to shareholders of NexGen	(129,220)	(86,693)	(50,935)	(66,387)
Basic earnings (loss) per share	(0.23)	(0.14)	(0.09)	(0.11)
Diluted (loss) per share	(0.23)	(0.14)	(0.09)	(0.11)

	For the three months ended
	Sep 30	Jun 30	Mar 31	Dec 31
$000s except per share amounts	2024	2024	2024	2023
Finance income	6,277	5,923	3,505	2,324
Net income (loss)	10,252	13,196	(34,620)	159,968
Net income (loss) for the period attributable to shareholders of NexGen	10,252	13,196	(34,620)	158,901
Basic earnings (loss) per share	0.02	0.02	(0.06)	0.30
Diluted earnings (loss) per share	(0.02)	(0.02)	(0.06)	0.29

NexGen does not derive any revenue from its operations except for interest income from its cash. Its primary focus is the development of the Rook I Project, in addition to the acquisition, exploration, evaluation and development of resource properties.

NexGen Energy Ltd. Management's Discussion and Analysis for the three and nine months ended September 30, 2025 (expressed in thousands of Canadian dollars, except as noted)

The fluctuations in income (loss) are mainly the result of non-cash charges, including impairment of NexGen's investment in IsoEnergy in the first quarter of 2025 of $81.0 million, mark-to-market gains or losses recognized on the fair value re-valuation of the Debentures each quarter driven primarily by the price of the Shares with any changes in the fair value being recognized in the income (loss) for the quarter, interest expense on the Debentures, the gain recognized on the deconsolidation of IsoEnergy in the fourth quarter of 2023 of $204.0 million, and the loss recognized on the conversion of the Company's US$15 million in aggregate principal amount of 7.5% unsecured convertible debentures into Shares in the third quarter of 2023.

Interest income recorded as finance income has fluctuated depending on cash balances available to generate interest and the earned rate of interest.

The income (loss) per period has also fluctuated depending on the Company's activity level and periodic variances in certain items. Quarterly periods are therefore not comparable due to the nature and timing of exploration and development activities.

Related Party Transactions

Compensation of Key Management and Directors

	Three months ended		Nine months ended
		September 30,		September 30,
	2025	2024	2025	2024
Short-term compensation(1)	$777	$829	$2,327	$2,477
Share-based payments(2)	9,955	6,771	16,641	16,880
Consulting fees(3)	32	32	97	97
	$10,764	$7,632	$19,065	$19,454

(1) Short-term compensation to key management personnel for the three and nine months ended September 30, 2025 amounted to $777 and $2,327, respectively (2024 - $829 and $2,477) of which $677 and $2,026 (2024 - $829 and $2,477) was expensed and included in salaries, benefits, and directors' fees on the statement of net income (loss) and comprehensive income (loss) and $100 and $301 (2024 - nil and nil) was capitalized to exploration and evaluation assets.

(2) Share-based payments to key management personnel for the three and nine months ended September 30, 2025 amounted to $9,955 and $16,641 (2024 - $6,771 and $16,880) of which $9,788 and $16,145 (2024 - $6,771 and $16,880) was expensed and $167 and $496 (2024 - nil and nil) was capitalized to exploration and evaluation assets.

(3) The Company used consulting services from Flying W Consulting Inc., which is associated with Brad Wall, a director of the Company in relation to advice on corporate matters for the three and nine months ended September 30, 2025 amounting to $32 and $97 (2024 - $32 and $97) pursuant to a consulting contract providing for a monthly service fee of $11 and terminable upon three months' notice.

The Company received rental income for shared office space from IsoEnergy for the three and nine months ended September 30, 2025 of nil and $6 (2024 - $8 and $25).

On February 28, 2025, IsoEnergy completed a non-brokered private placement of 2.5 million common shares at a price of $2.50 per share with the Company, for aggregate gross proceeds of $6,250. On June 24, 2025, IsoEnergy completed a bought deal financing in which the Company participated by purchasing 1.2 million common shares at a price of $10.00 per share with the Company for aggregate gross proceeds of $12,000. On March 20, 2025, IsoEnergy completed a 4:1 common share consolidation.

As at September 30, 2025, there was $11 (December 31, 2024 - $43) included in accounts payable and accrued liabilities owing to directors and officers for compensation and to Flying W Consulting Inc.

Outstanding Share Data

The authorized capital of NexGen consists of an unlimited number of Shares and an unlimited number of preferred shares. As at November 5, 2025, there were 654,561,078 Shares, 46,576,793 stock options with exercise prices ranging between $3.24 and $10.05, representing 7.1% of the total issued and outstanding Shares, and no preferred shares issued and outstanding.

NexGen Energy Ltd. Management's Discussion and Analysis for the three and nine months ended September 30, 2025 (expressed in thousands of Canadian dollars, except as noted)

Outstanding Convertible Debentures

On September 22, 2023, the Company entered into agreements with QRC and WHSP in connection with the 2023 Private Placement, providing for the purchase of the 2023 Debentures for aggregate gross proceeds of US$110 million. In addition, the Company entered into investor rights agreements with each of the purchasers, which include voting alignment, standstill and transfer restriction covenants that will apply (subject to certain exceptions) unless and until there is a change of control of the Company. The 2023 Debentures carry a 9.0% coupon (6% cash, 3% Shares), have a maturity date of September 22, 2028 and are convertible at the holders' option at a conversion price of US$6.76 into a maximum of 16,272,189 Shares of NexGen. The Company will be entitled, on or after the third anniversary of the issuance of the 2023 Debentures, at any time the 20-day volume-weighted average trading price of the Company's Shares on the TSX exceeds 130% of the conversion price, to redeem, prior to maturity, the 2023 Debentures at par plus accrued and unpaid interest. As at November 5, 2025, US$110 million of the principal of the 2023 Debentures remain outstanding.

On May 28, 2024, NexGen entered into an agreement with MMCap in connection with the issuance of the 2024 Debentures as consideration for the purchase of approximately 2.7 M lbs of natural uranium concentrate (U3O8). In addition, the Company entered into an investor rights agreement with MMCap, which includes voting alignment, standstill, transfer restriction, and anti-hedging covenants that will apply (subject to certain exceptions) unless and until there is a change of control of the Company. The 2024 Debentures carry a 9% coupon (6% cash, 3% Shares), have a maturity date of May 28, 2029, and are convertible at the holder's option at a conversion price of US$10.73 into a maximum of 23,299,161 Shares of NexGen. The Company will be entitled, on or after the third anniversary of the issuance of the 2024 Debentures, at any time the 20-day volume-weighted average trading price of the Company's Shares on the NYSE exceeds 130% of the conversion price, to redeem; prior to maturity; the 2024 Debentures at par plus accrued and unpaid interest. As at November 5, 2025, US$250 million of the principal of the 2024 Debentures remain outstanding.

Convertible Debenture	Principal	Conversion Price	Type of shares issuable upon conversion	Number of shares issuable upon conversion
2023 Debentures	US$110 million	US$6.76	Shares	16,272,189
2024 Debentures	US$250 million	US$10.73	Shares	23,299,161

OFF-BALANCE SHEET ARRANGEMENTS

NexGen has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative instrument obligations, or with respect to any obligations under a variable interest entity arrangement.

SEGMENT INFORMATION

The Company operates in one reportable segment, being the acquisition, exploration and development of uranium properties. All of the Company's exploration and evaluation assets are located in Canada.

ACCOUNTING POLICY OVERVIEW

Critical Accounting Policies and Judgments

The critical judgments that the Company's management has made in the process of applying the Company's accounting policies, apart from those involving estimations, that have the most significant effect on the amounts recognized in the Company's consolidated financial statements include exploration and evaluation assets, convertible debentures, strategic inventory, assessment of control, and share-based payments. Refer to the Annual Financial Statements for further detail of the Company's critical accounting estimates.

NexGen Energy Ltd. Management's Discussion and Analysis for the three and nine months ended September 30, 2025 (expressed in thousands of Canadian dollars, except as noted)

Key Sources of Estimation Uncertainty

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company's assets and liabilities include exploration and evaluation assets, strategic inventory, convertible debentures, assessment of control, and share-based payments. Refer to the Annual Financial Statements for further detail of the Company's critical accounting estimates.

Changes in Accounting Policies including Initial Adoption

The Company has had no significant changes in accounting policies to date in 2025, except the addition of derivative financial instruments and the recognition of a decommissioning and restoration provision (refer to Note 3(b) of the Interim Statements). Refer to the Annual Financial Statements for further details of the Company's accounting policies.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial instruments consist of cash, amounts receivable, lease receivable, accounts payable and accrued liabilities, derivatives and the Debentures.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values.

The three levels of the fair value hierarchy are:

• Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities

• Level 2 - inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

• Level 3 - inputs that are not based on observable market data.

The Company's cash, amounts receivable, accounts payable and accrued liabilities, and lease receivable are classified as Level 1 as the fair values of the Company's cash, amounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature and the lease receivable's fair value is equal to its carrying value.

The Debentures are re-measured at fair value at each reporting date with any change in fair value recognized in the consolidated statement of net income (loss) with the exception that under IFRS 9, the change in fair value that is attributable to change in credit risk is presented in other comprehensive income (loss). The Debentures are classified as Level 2.

The derivatives consist of foreign currency derivatives and are measured using a market approach, based on the difference between contracted foreign exchange rates and quoted forward exchange rates as of the reporting date. As of September 30, 2025, restricted cash of $8.0 million in respect of open foreign exchange contracts (refer to "Foreign Currency Risk" below) is included in other non-current assets. The foreign currency derivatives are classified as Level 2.

NexGen Energy Ltd. Management's Discussion and Analysis for the three and nine months ended September 30, 2025 (expressed in thousands of Canadian dollars, except as noted)

Risk Factors

Readers of this MD&A should give careful consideration to the information included or incorporated by reference in this document and the Interim Statements. For further details of risk factors, please refer to the most recent Annual Information Form, and the Annual Financial Statements and associated management's discussion and analysis, each filed on SEDAR+ at www.sedarplus.ca, and the below discussions.

Financial Risks

The Company is exposed to varying degrees of a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of counterparty limits and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments potentially subject to credit risk are cash and amounts receivable. The Company holds cash and restricted cash with large Canadian financial institutions. The Company's amounts receivable consists of input tax credits receivable from the Government of Canada. Accordingly, the Company does not believe it is subject to significant credit risk.

The Company's maximum exposure to credit risk is as follows:

	September 30, 2025	December 31, 2024
Cash	$305,985	$476,587
Accounts receivable	2,252	1,727
Lease receivable	3,118	3,502
Restricted cash	8,032	-
	$319,387	$481,816

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital to meet short-term obligations. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at September 30, 2025, NexGen had cash of $306.0 million to settle current liabilities of $637.9 million including the Debentures. Refer to "2025 Global Offering" under "Liquidity and Capital Resources" for further financing completed in October 2025.

Foreign Currency Risk

The functional currency of the Company and its subsidiaries is the Canadian dollar. The Company is affected by currency transaction risk and currency translation risk. Consequently, fluctuations of the Canadian dollar in relation to other currencies impact the fair value of financial assets, liabilities and operating results. Financial assets and liabilities subject to currency translation risk primarily includes US dollar denominated cash, US dollar accounts payable and the Debentures. The Company maintains Canadian and US dollar bank accounts in Canada.

NexGen Energy Ltd. Management's Discussion and Analysis for the three and nine months ended September 30, 2025 (expressed in thousands of Canadian dollars, except as noted)

The Company is exposed to foreign exchange risk on the Debentures. At maturity, the aggregate US$360 million principal amount of the Debentures is due in full, and prior to maturity, at a premium upon the occurrence of certain events. The Company holds sufficient US dollars to make all cash interest payments due under the Debentures until June 10, 2026. The Company holds a USD/CAD forward contract to hedge the balance of the foreign currency risk associated with the US dollar interest payments on the Debentures due to maturity. The forward contract has a notional amount of approximately $82.5 million (US$60 million), at an average rate of 1.3851, of which $60.1 million will be settled in the next 1 to 3 years and the remaining $22.4 million will be settled in the next 4 to 5 years. The fair value of the forward contract is a liability of $1,536 as at September 30, 2025

As at September 30, 2025, the Company's US dollar net financial liabilities were US$404.4 million. Thus a 10% change in the Canadian dollar versus the US dollar exchange rates would give rise to a $56.3 million change in net income (loss) and comprehensive income (loss).

While the Company's strategic inventory is not a financial instrument, the prices of uranium are quoted in US dollars and routinely traded in US dollars, and fluctuations in the Canadian dollar relative to the US dollar can significantly impact the valuation of the Company's physical uranium in Canadian dollars.

Equity and Commodity Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Accordingly, significant movements in equity prices may affect the valuation of the Debentures which may adversely impact its earnings.

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatility. Future declines in commodity prices may impact the valuation of long-lived assets. The Company closely monitors commodity prices of uranium, individual equity movements, and the stock market to determine the appropriate course of action, if any, to be taken by the Company.

Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company holds its cash in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on the estimated fair value of the Company's cash balances as of September 30, 2025. The Company manages interest rate risk by maintaining an investment policy for short-term investments. This policy focuses primarily on preservation of capital and liquidity. The Company monitors the investments it makes and is satisfied with the credit rating of its banks. The Debentures in an aggregate principal amount of US$360 million, carry a fixed interest rate of 9.0% per annum and are not subject to interest rate fluctuations.

Other Risk Factors

The operations of the Company are speculative due to the high-risk nature of its business which is the exploration of mining properties. For a comprehensive list of the risks and uncertainties facing the Company, please see "Risk Factors" in the Company's most recent Annual Information Form and below. These are not the only risks and uncertainties that NexGen faces. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair its business operations. These risk factors could materially affect the Company's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

NexGen Energy Ltd. Management's Discussion and Analysis for the three and nine months ended September 30, 2025 (expressed in thousands of Canadian dollars, except as noted)

Negative Operating Cash Flow and Dependence on Third Party Financing

The Company has no source of operating cash flow and there can be no assurance that the Company will ever achieve profitability. Accordingly, the Company is dependent on third-party financing to continue exploration and development activities on the Company's properties, maintain capacity and satisfy contractual obligations. Accordingly, the amount and timing of expenditures depends on the Company's cash reserves and access to third-party financing. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the Company's properties, including the Rook I Project, or require the Company to sell one or more of its properties (or an interest therein). In particular, there can be no assurance that the Company will have achieved profitability prior to the maturity date and may be required to finance the repayment of all or a part of the principal amount of the Debentures. Failure to repay the Debentures in accordance with the terms thereof would have a material adverse effect on the Company's financial position.

In the long term, the Company's success will depend on continued exploration, development and mining activities on its existing properties, which will ultimately determine the Company's ability to achieve and maintain profitability and positive cash flow from operations, by developing the properties into profitable mining activities. The economic viability of mining activities, including the expected duration and profitability of the Rook I Project, has many risks and uncertainties. See "Other Risk Factors - General Inflationary Pressures" and "Other Risk Factors - Industry and Economic Factors that May Affect the Business" below.

Capital Intensive Operations and Uncertainty of Additional Financing

The Company's operations are capital intensive and future capital expenditures are expected to be substantial. The Company will require significant additional financing to fund its operations, including the development of the Rook I Project and associated mine construction costs. In the absence of such additional financing, the Company will not be able to fund its operations, which may result in delays, curtailment or abandonment of any one or all of its uranium properties. See "Other Risk Factors - Exploration and Development Risks" below.

Although the Company has been successful in raising funds to date, there is no assurance that the Company will be successful in obtaining required financing in the future or that such financing will be available on terms acceptable to the Company. The Company's access to third-party financing depends on several factors including the price of uranium, the results of ongoing exploration, the Company's obligations under the Debentures, a claim against the Company, a significant event disrupting the Company's business or uranium industry generally, or other factors may make it difficult or impossible to obtain financing through debt, equity, or other means on favourable terms, or at all. As previously stated, failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the Company's properties, including the Rook I Project, or require the Company to sell one or more of its properties (or an interest therein).

The Price of Uranium and Alternate Sources of Energy

The price of the Company's securities is highly sensitive to fluctuations in the price of uranium. Historically, the fluctuations in these prices have been, and are expected to continue to be, affected by numerous factors beyond the Company's control. Such factors include, among others: demand for nuclear power; political and economic conditions in uranium producing and consuming countries; public and political response to a nuclear accident; improvements in nuclear reactor efficiencies; reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails; sales of excess inventories by governments and industry participants; and production levels and production costs in key uranium producing countries.

NexGen Energy Ltd. Management's Discussion and Analysis for the three and nine months ended September 30, 2025 (expressed in thousands of Canadian dollars, except as noted)

In addition, nuclear energy competes with other sources of energy like oil, natural gas, coal and hydroelectricity. These sources are somewhat interchangeable with nuclear energy, particularly over the longer term. If lower prices of oil, natural gas, coal and hydroelectricity are sustained over time, it may result in lower demand for uranium concentrates and uranium conversion services, which, among other things, could lead to lower uranium prices. Growth of the uranium and nuclear power industry will also depend on continuing and growing public support for nuclear technology to generate electricity. Unique political, technological and environmental factors affect the nuclear industry, exposing it to the risk of public opinion, which could have a negative effect on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident at a nuclear reactor anywhere in the world could affect acceptance of nuclear energy and the future prospects for nuclear generation.

All of the above factors could have a material and adverse effect on the Company's ability to obtain the required financing in the future or to obtain such financing on terms acceptable to the Company, resulting in material and adverse effects on its exploration and development programs, cash flow and financial condition.

Exploration and Development Risks

Exploration for mineral resources involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The risks and uncertainties inherent in exploration activities include but are not limited to: general economic, market and business conditions; the regulatory process and actions; failure to obtain necessary permits and approvals; technical issues; new legislation; competitive and general economic factors and conditions; the uncertainties resulting from potential delays or changes in plans; the occurrence of unexpected events; and the Company's operational capacity to execute and implement its future plans. There is also no assurance that even if commercial quantities of ore are discovered that it will be developed and brought into commercial production, whether as expected or at all. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, most of which factors are beyond the control of the Company and may result in the Company not receiving adequate return on investment capital, including significantly higher than expected capital costs to construct the mine and/or processing plant; significant delays, reductions or stoppages of mining development or uranium extraction activities; difficulty in marketing and/or selling uranium concentrates; significantly higher than expected extraction costs and significantly lower than expected uranium extraction. See "Other Risk Factors - General Inflationary Pressures" and "Other Risk Factors - Industry and Economic Factors that May Affect the Business" below. The Company's ability to develop and bring the Rook I Project into production is dependent upon the services of appropriately experienced personnel and/or third-party contractors who can provide such expertise and develop appropriate systems and processes required to efficiently develop and operate the Rook I Project. There can be no assurance that the Company will have available to it the necessary expertise when and if it brings the Rook I Project into production. See "Other Risk Factors - Reliance upon Key Management and Other Personnel" below.

Business Readiness and Transition to an Operating Mine

As an exploration and development-stage mining company, NexGen faces significant risks in transitioning from exploration and development activities to an operational mine, including the need to establish and scale key systems, processes, and organizational capabilities. Successfully starting up operations requires the development of robust operational frameworks, supply chain logistics, technology integration, and management structures to support efficient production. The complexity of building out these critical functions introduces execution risk, and any inefficiencies, delays, or challenges in their implementation could impact the Company's ability to achieve stable operations, increase costs, and materially affect the Company's business and financial condition.

NexGen Energy Ltd. Management's Discussion and Analysis for the three and nine months ended September 30, 2025 (expressed in thousands of Canadian dollars, except as noted)

Uninsurable Risks

Mining operations generally involve a high degree of risk. Exploration, development and production operations on mineral properties involve numerous risks, including but not limited to unexpected or unusual geological operating conditions, seismic activity, rock bursts, cave-ins, fires, floods, landslides, earthquakes and other environmental occurrences, and political and social instability, any of which could result in damage to, or destruction of life or property, environmental damage and possible legal liability. Although the Company believes that appropriate precautions to mitigate these risks are being taken, operations are subject to hazards such as equipment failure or failure of structures, which may result in environmental pollution and consequent liability.

It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks because of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate the Company's future profitability and result in increasing costs and a decline in the value of the Shares. While the Company may obtain insurance against certain risks in such amounts as it considers adequate, the nature of these risks is such that liabilities could exceed policy limits or be excluded from coverage. The potential costs that could be associated with any liabilities not covered by insurance or in excess of insurance coverage may cause substantial delays and require significant capital outlays, thereby adversely affecting the Company's business and financial condition.

Reliance upon Key Management and Other Personnel

The Company relies on the specialized skills of management in the areas of mineral exploration, geology, project development and business negotiations and management. The loss of any of these individuals could have an adverse effect on the Company. The Company does not currently maintain key-man life insurance on any of its key employees. In addition, as the Company's business activity continues to grow, it will require additional key financial, administrative and qualified technical personnel. Although the Company believes that it will be successful in attracting, retaining and training qualified personnel, there can be no assurance of such success. If it is not successful in attracting, retaining and training qualified personnel, the efficiency of the Company's business could be affected, which could have an adverse impact on its future cash flows, earnings, results of operation and financial condition.

Even if appropriately skilled personnel and third-party contractors are secured, the timely and cost-effective completion of work will depend to a large degree on the satisfactory performance of such personnel and third- party contractors who will be responsible for different elements of the Company's exploration and development work, including the site and mine plan. If any of these personnel or third-party contractors do not perform to accepted or expected standards, the Company may be required to hire different personnel or contractors to complete tasks, which may impact schedules and add costs to the Rook I Project, which, in some cases could be significant. A major contractor default, or the failure of the Company to properly manage contractor performance, could have an adverse impact on the Company's future cash flows, earnings, results of operations and financial condition.

Imprecision of Mineral Reserve and Resource Estimates

Mineral Reserve and Resource figures are estimates, and no assurances can be given that the estimated levels of uranium will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that its Mineral Resource estimate is well established and reflects management's best estimates, by their nature, Mineral Resource estimates are imprecise and depend, to a certain extent, upon geological assumptions based on limited data, and statistical inferences which may ultimately prove unreliable. Should the Company encounter mineralization or formations different from those predicted by past sampling and drilling, resource estimates may have to be adjusted.

NexGen Energy Ltd. Management's Discussion and Analysis for the three and nine months ended September 30, 2025 (expressed in thousands of Canadian dollars, except as noted)

General Inflationary Pressures

General or market specific inflationary pressures, including international trade issues such as tariffs and import taxes, may affect labour, development, mining and other costs, which could have a material adverse effect on the Company's financial condition, results of operations and the capital expenditures required to advance the Company's business plans. There can be no assurance that any governmental action taken to control inflationary or deflationary cycles will be effective or whether any governmental action may contribute to economic uncertainty. Governmental action to address inflation or deflation may also affect currency values. Accordingly, inflation and any governmental response thereto may have a material adverse effect on the Company's business, results of operations, cash flow, financial condition and the price of the Shares.

Industry and Economic Factors that May Affect the Business

The business of mining for minerals involves a high degree of risk. NexGen is an exploration and development company and is subject to risks and challenges similar to companies in a comparable stage and industry. These risks include, but are not limited to: the challenges of securing adequate capital; exploration, development and operational risks inherent in the mining industry; changes in government policies and regulations; the ability to obtain the necessary permitting; and global economic and uranium price and exchange rate volatility, all of which are uncertain. The Company's expected mining activities may change as a result of any one or more of these risks and uncertainties and there is no assurance that any resources that the Company extracts materials from will result in profitable mining activities.

The underlying value of the Company's exploration and evaluation assets is dependent upon the existence and economic recovery of mineral reserves and is subject to, but not limited to, the risks and challenges identified above. Changes in future conditions could require material write-downs of the carrying value of the Company's exploration and evaluation assets. Certain of NexGen's properties are subject to various royalty agreements.

In particular, the Company does not generate revenue. As a result, the Company continues to be dependent on third-party financing to continue exploration and development activities on the Company's properties, maintain capacity and satisfy contractual obligations including servicing the interest payments due on the Debentures and repaying the principal amount thereof at maturity (or sooner in the event of redemption in accordance with the terms of the Debentures). Accordingly, the Company's future performance will be most affected by its access to financing, whether debt, equity or other means.

Access to such financing, in turn, is affected by general economic conditions, the price of uranium, exploration risks and the other factors described in the section entitled "Risk Factors" in the Company's most recent Annual Information Form.

Potential Impact of Tariffs and Trade Restrictions

The imposition of tariffs and trade restrictions between Canada and the United States presents a risk to the Company and the global economy, which may have adverse effects on supply chains, capital expenditures, and operational costs. These tariffs, and any changes to these tariffs or imposition of any new tariffs, taxes or import or export restrictions or prohibitions, could have a material adverse effect on the Canadian economy, the Canadian mining industry and the Company. Furthermore, there is a risk that a broader trade war triggered by tariffs imposed by the United States on other countries could have a material adverse effect on the Canadian, United States and global economies, and by extension the Canadian mining industry and the Company.

NexGen Energy Ltd. Management's Discussion and Analysis for the three and nine months ended September 30, 2025 (expressed in thousands of Canadian dollars, except as noted)

Higher capital and operating costs resulting from tariffs may negatively impact project economics, profitability, and production efficiency. Supply chain disruptions and delays in procuring essential equipment could also affect project timelines and operational efficiency. In addition, the imposition of tariffs and other trade restrictions may also exacerbate other risk factors such as currency fluctuations and general economic volatility. Tariffs could impact trade flows, investor sentiment, and monetary policy decisions, leading to greater fluctuations in the CAD/ USD exchange rate. See also "Foreign Currency Risk" above. These impacts may have a material adverse effect on the Company's business, results of operations and financial condition.

Reliance on a Third Party for Storage of U3O8 Purchased

The U3O8 purchased in connection with the 2024 Debentures is held by a third-party storage provider (the "Storage Provider") pursuant to a storage contract that generally only allows for a book transfer of U3O8 between holders of accounts at such storage facility. Since the U3O8 held with the Storage Provider cannot physically be removed from the storage facility, except in limited specified circumstances, this could limit the number of potential buyers in the future.

In addition, the terms of the storage contract allow for the commingling of assets with ownership generally determined by book entry. Thus, if the Storage Provider were to become insolvent, or the Storage Provider or another third party were to seek to challenge the Company's beneficial ownership of U3O8 held by the Storage Provider, it may be difficult not to only to access the storage facility but also to retrieve the Company's U3O8 from storage. Any such challenge, if successful in preventing or delaying the Company from transferring or retrieving its U3O8 from storage, could have a material adverse effect on the Company's business, results of operations or financial condition.

The Storage Provider's liability to the Company for breaches of the storage contract is limited to the cost of the affected U3O8 and excludes any indirect, special, economic, incidental and consequential losses. If the Company suffers such losses, it may have no recourse against the Storage Provider, which could have a material adverse effect on the Company's business, results of operations or financial condition.

The Company has the benefit of insurance arrangements obtained by a third party on standard industry terms to cover the loss of a portion of the physical uranium. There is no guarantee that insurance in favour of the Company will fully cover the Company in the event of loss or damage to U3O8. NexGen may be financially and legally responsible for losses and/or damages not covered by insurance. Such responsibility could have a material adverse effect on its business, results of operations or financial condition.

For further information on Risk Factors, refer to those set forth in the Company's most recent Annual Information Form, filed under the Company's profile on SEDAR+ at www.sedarplus.ca on EDGAR at www.sec.gov.

These are not the only risks and uncertainties that NexGen faces. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair its business operations. These risk factors could materially affect the Company's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

NexGen Energy Ltd. Management's Discussion and Analysis for the three and nine months ended September 30, 2025 (expressed in thousands of Canadian dollars, except as noted)

DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

Management maintains appropriate information systems, procedures and controls to provide reasonable assurance that information that is publicly disclosed is complete, reliable and timely. The Chief Executive Officer (the "CEO") and Chief Financial Officer (the "CFO") of the Company, along with the assistance of management under their supervision, have designed disclosure controls and procedures to provide reasonable assurance that material information relating to the Company is made known to the CEO and CFO, and have designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Changes in Internal Controls

During the period ended September 30, 2025, there were no changes in the Company's internal control over financial reporting that materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

Limitations of Controls and Procedures

The Company's management, including the CEO and the CFO, believe that any control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

TECHNICAL DISCLOSURE

All scientific and technical information in this MD&A is derived from the Company's Rook I FS Technical Report. For details of the Rook I Project, including the key assumptions, parameters and methods used to estimate the updated Mineral Resource, please refer to the Rook I FS Technical Report filed under the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

All scientific and technical information in this MD&A has been reviewed and approved by Mr. Simon Allard, P.Eng, Vice President, Commercial, and Mr. Jason Craven, P.Geo., Vice President, Exploration for NexGen. Mr. Allard approved the scientific and technical information related to operational matters contained in this MD&A and Mr. Craven approved the scientific and technical information related to exploration matters contained in this MD&A. Each of Mr. Allard and Mr. Craven is a qualified person for the purposes of NI 43-101. Mr. Craven has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols.

NexGen Energy Ltd. Management's Discussion and Analysis for the three and nine months ended September 30, 2025 (expressed in thousands of Canadian dollars, except as noted)

All references in this MD&A to "Mineral Resource", "Inferred Mineral Resource", "Indicated Mineral Resource", "Measured Mineral Resource", "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" have the meanings ascribed to those terms by the Canadian Institute of Mining ("CIM"), Metallurgy and Petroleum, as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council, as amended. The requirements of NI 43-101 are different than Securities and Exchange Commission disclosure requirements applicable to mineral reserves and mineral disclosure. Therefore, disclosure relating to Mineral Reserves and Mineral Resources contained herein is not comparable to disclosure by issuers required to comply with Securities and Exchange Commission disclosure requirements.

APPROVAL

The Board approved the disclosure contained in this MD&A. A copy of this MD&A will be provided to anyone who requests it and can be located, along with additional information, including the Company's current annual information form, on the Company's profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, on the ASX at www.asx.com.au or by contacting the Company's Corporate Secretary, located at Suite 3150, 1021 West Hastings Street, Vancouver, BC V6E 0C3 or at (604) 428-4112.